August 17, 2015
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ridgeback Capital Management LP
Form 13F-HR filed on August 14, 2015 and Form 13F-NT filed on August 17, 2015

To Whom It May Concern:
We are legal counsel to Ridgeback Capital Management LP, a Delaware limited partnership (“RCM”). On behalf of RCM, we write regarding the filing of RCM’s Form 13F for the quarter ended June 30, 2015 (the “ Form 13F”).

RCM usually files a Form 13F-NT, referring therein to a Form 13F-HR filed by Ridgeback Capital Investments LP. (“RCI”). RCI directly owns the securities reported on the Form 13F-HR. Ridgeback Capital Investments Ltd. (“RCI Ltd.”) is the general partner of RCI, and, pursuant to an investment management agreement, RCM maintains investment and voting power with respect to the securities held or controlled by RCI Ltd. The Form 13F was filed on August 14, 2015 at 16:23:52 p.m. (accession number 0001140361-15-032303). RCM’s CIK number is 0001357610 and the file number for the Form 13F is 028-12280.

Unfortunately, the software used to file the Form 13F experienced technical problems that were out of our control. Such problems included swapping a portion of one filing with that of another filing. In the case of the Form 13F, the software switched the section entitled “Report Type” from the prepared NT filing to an HR section from another filing. The tag for the entire filing was then automatically switched as well, and the filing is recorded on EDGAR as a 13F-HR filing.

Division of Investment Management
Securities and Exchange Commission
August 17, 2015
Page Two

We immediately contacted the Staff of the Division of Investment Management, and we spoke with Lynn Kenney of the Office of Chief Counsel on August 17, 2015. Pursuant to Ms. Kenney’s guidance, we filed the Form 13F again on August 17, 2015 (accession number 0000932440-15-000233) as a 13F-NT. We respectfully submit this letter as an explanation of the filing error and as an indication that the Form 13F was prepared and filed timely, although inaccurately due to the technical difficulties.

Please direct any comments or inquiries regarding this to Carol W. Sherman at Kelley Drye & Warren LLP, 101 Park Avenue, New York, New York 10178, whose telephone number is (212) 808-5038, whose fax number is (212) 808-7897 and whose email address is csherman@kelleydrye.com.

Very truly yours,

/s/ Carol W. Sherman

Carol W. Sherman